UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D*

Under the Securities Exchange Act of 1934

(Amendment No. __)

NextDecade Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of class of securities)

65342K 105
(CUSIP number)

Matthew Zweig
Valinor Management L.P.
510 Madison Avenue, 25th Floor
New York, New York 10022
(212) 918-5226

With copies to:
Jackie Cohen
Weil, Gotshal & Manges, LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000
(Name, address and telephone number of person authorized to receive notices and communications)

July 24, 2017
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Schedule 13D
CUSIP No. 65342K 105

1	NAME OF REPORTING PERSON.
Valinor Capital Partners SPV XIX, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☐

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER .
0

	8	SHARED VOTING POWER.
3,824,542

	9	SOLE DISPOSITIVE POWER.
0

	10	SHARED DISPOSITIVE POWER
3,824,542

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
3,824,542

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.63%

14	TYPE OF REPORTING PERSON.
OO

Schedule 13D
CUSIP No. 65342K 105

1	NAME OF REPORTING PERSON.
Valinor Capital Partners SPV XXII, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☐

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER.
0

	8	SHARED VOTING POWER.
496,755

	9	SOLE DISPOSITIVE POWER.
0

	10	SHARED DISPOSITIVE POWER.
496,755

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
496,755

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.47%

14	TYPE OF REPORTING PERSON.
OO

Schedule 13D
CUSIP No. 65342K 105

1	NAME OF REPORTING PERSON.
Valinor Capital Partners Offshore Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☐

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER.
0

	8	SHARED VOTING POWER.
10,384,966

	9	SOLE DISPOSITIVE POWER.
0

	10	SHARED DISPOSITIVE POWER.
10,384,966

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
10,384,966

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.87%

14	TYPE OF REPORTING PERSON.
PN

Schedule 13D
CUSIP No. 65342K 105

1	NAME OF REPORTING PERSON.
VND Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☐

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER.
0

	8	SHARED VOTING POWER.
4,813,805

	9	SOLE DISPOSITIVE POWER.
0

	10	SHARED DISPOSITIVE POWER.
4,813,805

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
4,813,805

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.58%

14	TYPE OF REPORTING PERSON.
PN

Schedule 13D
CUSIP No. 65342K 105

1	NAME OF REPORTING PERSON.
Valinor Associates, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☐

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER.
-0-

	8	SHARED VOTING POWER.
15,198,771*

	9	SOLE DISPOSITIVE POWER.
-0-

	10	SHARED DISPOSITIVE POWER.
15,198,771*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
15,198,771*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.44%*

14	TYPE OF REPORTING PERSON.
OO

*Includes shares owned by VND Partners, L.P. and Valinor Capital Partners Offshore Master Fund, L.P.

Schedule 13D
CUSIP No. 65342K 105

1	NAME OF REPORTING PERSON.
Valinor Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☐

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER.
-0-

	8	SHARED VOTING POWER.
19,520,068*

	9	SOLE DISPOSITIVE POWER.
-0-

	10	SHARED DISPOSITIVE POWER.
19,520,068*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
19,520,068*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.56%*

14	TYPE OF REPORTING PERSON.
LP

*Includes shares owned by Valinor Capital Partners SPV XXII, LLC, Valinor Capital Partners SPV XIX, LLC, VND Partners, L.P. and Valinor Capital Partners Offshore Master Fund, L.P.

Schedule 13D
CUSIP No. 65342K 105

1	NAME OF REPORTING PERSON.
David Gallo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☐

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER.
-0-

	8	SHARED VOTING POWER.
19,520,068*

	9	SOLE DISPOSITIVE POWER.
-0-

	10	SHARED DISPOSITIVE POWER.
19,520,068*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
19,520,068*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.56%*

14	TYPE OF REPORTING PERSON.
IN

*Includes shares owned by Valinor Capital Partners SPV XXII, LLC, Valinor Capital Partners SPV XIX, LLC, VND Partners, L.P. and Valinor Capital Partners Offshore Master Fund, L.P.

ITEM 1.	SECURITY AND ISSUER

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the “Commission”). This Statement relates to the shares of common stock, $0.001 par value per share (“Shares”), of NextDecade Corporation, a corporation formed under the laws of the State of Delaware (the “Issuer”). The address of the Issuer’s principal executive offices is 3 Waterway Square Place, The Woodlands, Texas 77380.

ITEM 2.	IDENTITY AND BACKGROUND

This Statement is being filed jointly by each of (i) Valinor Management, LP, a Delaware limited partnership (“Valinor Management”), (ii) David Gallo, a United States citizen, (iii) Valinor Capital Partners SPV XXII, LLC, a Delaware limited liability company (“SPV XXII”), (iv) Valinor Capital Partners SPV XIX, LLC, a Delaware limited liability company (“SPV XIX”), (v) VND Partners, L.P., a Delaware limited partnership (“VND Partners”), (vi) Valinor Capital Partners Offshore Master Fund, L.P., a Cayman Islands exempted limited partnership (“Capital Partners Offshore Master”), and (vii) Valinor Associates, LLC, a Delaware limited liability company (“Associates,” and, collectively, the “Reporting Persons”).

David Gallo is the Founder, Managing Partner and Portfolio Manager at Valinor Management, an investment management firm that serves as the investment manager to a number of private investment vehicles including (i) Capital Partners Offshore Master, (ii) SPV XIX, (iii) SPV XXII and (iv) VND Partners, and is the managing member of Associates, which in turn is the general partner of (a) Capital Partners Offshore Master and (b) VND Partners.  Valinor Management Associates, LLC is the general partner of Valinor Management.
The principal business address of each of the Reporting Persons is 510 Madison Avenue, 25th Floor, New York, NY 10022.

During the last five years, none of the Reporting Persons, to the best of their knowledge, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting of mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The responses to Items 4 and 6 of this Statement are incorporated herein by reference.

On April 17, 2017, the Issuer, Harmony Merger Sub, LLC, NextDecade, LLC and certain members of NextDecade, LLC and entities affiliated with such members entered into an Agreement and Plan of Merger (the “Merger Agreement”) that provided for the merger of NextDecade, LLC with and into Harmony Merger Sub, LLC (the “Merger”).  At the closing of the transaction on July 24, 2017 (the “Closing”), NextDecade, LLC became a wholly-owned subsidiary of the Issuer.

In connection with the Closing, all outstanding interests in NextDecade, LLC were canceled in exchange for the right to receive Shares of the Issuer, as further provided by the Merger Agreement, including Shares issuable upon the satisfaction of certain milestones as provided in Section 2.11 of the Merger Agreement.   As a result, SPV XIX received 3,824,542 Shares (which excludes 685,784 contingent Shares issuable upon the satisfaction of certain milestones), SPV XXII received 496,755 Shares (which excludes 89,074 Shares issuable upon the satisfaction of certain milestones), VND Partners received 4,813,805 Shares (which excludes 863,168 contingent Shares issuable upon the satisfaction of certain milestones), and Capital Partners Offshore Master received 10,384,966 shares (which excludes 1,862,143 contingent Shares issuable upon the satisfaction of certain milestones).

References to, and descriptions of, the Merger Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the Agreement, which is included as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, dated April 18, 2017.

ITEM 4.	PURPOSE OF TRANSACTION

The responses to Items 3 and 6 of this Statement are incorporated herein by reference.

As further described in Item 6, David Gallo and Brian Belke, a Partner at Valinor Management, were designated by Valinor Management to serve on the board of directors of the Issuer (the “Board”).  Brian Belke is also a member of the Nominating, Corporate Governance and Compensation Committee.  As a result, the Reporting Persons intend to take an active role in working with the Issuer’s management on operational, financial and strategic initiatives.

The Reporting Persons intend to communicate with the Board, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board.  The Reporting Persons may (i) sell or otherwise dispose of some or all of the Issuer’s securities (which may include, but is not limited to, transferring some or all of such securities to its affiliates or distributing some or all of such securities to such Reporting Person’s respective partners, members or beneficiaries, as applicable) from time to time, (ii) acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise, and/or (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.  Pursuant to Section 2.11 of the Merger Agreement, certain of the Reporting Persons may receive contingent Shares issuable upon the satisfaction of certain milestones.  The Reporting Person also reserves the right to acquire or dispose of derivatives or other instruments related to shares of Common Stock or other securities of the Company, provided that in its judgment such transactions are advisable.

Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, including David Gallo and Brian Belke, in their fiduciary capacities as directors of the Issuer, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified under Item 4 of this Statement.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The responses set forth on rows 7 through 13 of the cover pages of this Statement, as of the date hereof, are incorporated by reference in this Item 5.

(a) and (b)  The following responses are based on 105,225,828 Shares issued and outstanding of the Issuer (“outstanding Shares”), as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on July 28, 2017.

As of the date hereof: SPV XIX directly holds 3,824,542 shares, which represents approximately 3.63% of the outstanding Shares; SPV XXII directly holds 496,755 shares, which represents approximately 0.47% of the outstanding Shares; VND Partners directly holds 4,813,805 shares, which represents approximately 4.58% of the outstanding Shares; and Capital Partners Offshore Master directly holds 10,384,966 shares, which represents approximately 9.87% of the outstanding Shares.

David Gallo is the Founder, Managing Partner and Portfolio Manager at Valinor Management, an investment management firm that serves as the investment manager to a number of private investment vehicles including (i) Capital Partners Offshore Master, (ii) SPV XIX, (iii) SPV XXII and (iv) VND Partners, and is the managing member of Associates, which in turn is the general partner of (a) Capital Partners Offshore Master and (b) VND Partners.  Valinor Management Associates, LLC is the general partner of Valinor Management.

The aggregate number and percentage of the Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

(c) Except as set forth in this Item 3, none of the Reporting Persons has effected any transaction in the Shares in the 60 days prior to filing this Statement.

(d) To the knowledge of the Reporting Persons, no person other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported on this Schedule 13D.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Board and Committee Composition after the Merger

Pursuant to the terms of the Merger Agreement, following the Closing, the Board was comprised of eleven (11) directors, including David Gallo and Brian Belke.  Mr. Belke is also a member of the Nominating, Corporate Governance and Compensation Committee of the Board.

Registration Rights Agreement

Upon the Closing, the former holders of membership interests in NextDecade, LLC, including certain of the Reporting Persons, entered into a registration rights agreement with the Issuer providing such holders with certain demand and piggy-back registration rights with respect to registration statements filed by the Issuer.

References to, and descriptions of, the registration rights agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the registration rights agreement, which is included as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, dated July 28, 2017.

Lock-up Agreements

By letter agreements dated as of the Closing, the former holders of membership interests in NextDecade, LLC, including certain of the Reporting Persons, agreed not to transfer the shares of the Common Stock they received as a result of the Merger for 180 days after the Closing.

References to, and descriptions of, the lock-up agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the agreement, which is attached hereto as Exhibit 10.2.

Item 7.	Material to Be Filed as Exhibits

2.1
Merger Agreement, dated as of April 17, 2017 (incorporated by reference herein from Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC by NextDecade Corporation (f/k/a Harmony Merger Corp.) on April 18, 2017 (SEC File No. 001-36842).)

10.1
Registration Rights Agreement (incorporated by reference herein from Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC by NextDecade Corporation on July 28, 2017 (SEC File No. 001-36842).)

10.2*	Lock-Up Agreement (Valinor Capital Partners SPV XXII, LLC), dated July 24, 2017

10.3*	Lock-Up Agreement (Valinor Capital Partners SPV XIX, LLC), dated July 24, 2017

10.4*	Lock-Up Agreement (VND Partners, L.P.), dated July 24, 2017

10.5*	Lock-Up Agreement (Valinor Capital Partners Offshore Master Fund, L.P.), dated July 24, 2017

99.1*	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act.

* Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 3, 2017	Valinor Management, L.P.

	By:	/s/ David Angstreich
	Name:	David Angstreich
	Title:	COO

Date: August 3, 2017	David Gallo

/s/ David Gallo

Date: August 3, 2017	Valinor Associates, LLC

	By:	/s/ David Angstreich
	Name:	David Angstreich
	Title:	COO

Date: August 3, 2017	Valinor Capital Partners Offshore Master Fund, LP

	By:	/s/ David Angstreich
	Name:	David Angstreich
	Title:	COO

Date: August 3, 2017	VND Partners, L.P.

	By:	/s/ David Angstreich
	Name:	David Angstreich
	Title:	COO

Date: August 3, 2017	Valinor Capital Partners SPV XIX, LLC

	By:	/s/ David Angstreich
	Name:	David Angstreich
	Title:	COO

Date: August 3, 2017	Valinor Capital Partners SPV XXII, LLC

	By:	/s/ David Angstreich
	Name:	David Angstreich
	Title:	COO